[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 28, 2017

Lauren Hamilton
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Third Avenue Trust
Third Avenue Value Fund
Registration Statement on Form N-14
(File No. 333-221155)

Dear Ms. Hamilton:

Thank you for your comments received December 27, 2017 regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Third Avenue Trust (the “Trust”), on behalf of its series Third Avenue Value Fund (the “Acquiring Fund”) related to the reorganization (the “Reorganization”) of Third Avenue International Value Fund (the “Target Fund” and together with the Acquiring Fund, the “Funds”) with and into the Acquiring Fund, initially filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2017. On behalf of the Trust, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in final proxy/prospectus and statement of additional information filing pursuant to Rule 497 of the Securities Act of 1933 (the “497 Filing”). Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Securities and Exchange Commission
December 28, 2017

Accounting Comments

Comment 1
The Total Annual Fund Operating Expenses (as a percentage of net assets) row in the Fees and Expense table does not seem to add up.  Please revise accordingly and revise the hypothetical examples as required.

Response	The Trust will revise the Fees and Expense table in the 497 Filing and replace it with the table below:

Fees and Expenses
(fees and expenses that you pay if you buy and hold shares of the Funds)

	Target Fund: International Value Fund		Acquiring Fund: Value Fund		Pro Forma Value Fund (assuming expected operating expenses if the Reorganization is approved)
	Institutional Class	Investor Class	Institutional Class	Investor Class	Institutional Class	Investor Class
Management (Advisory) Fee	1.25%	1.25%	0.90%	0.90%	0.90%	0.90%
Distribution (12b-1) fees	None	0.25%	None	0.25%	None	0.25%
Other Expenses	0.47%	0.46%	0.23%	0.23%	0.23%	0.23%
Total Annual Fund Operating Expenses (as a percentage of net assets)	1.72%[1]	1.96%[1]	1.13%	1.38%	1.13%	1.38%
Fee Deferred/Expenses Reimbursed	(0.32)%[1]	(0.31)%[1]	None	None	None	None
Net Annual Fund Operating Expenses	1.40%[1]	1.65%[1]	1.13%	1.38%	1.13%	1.38%

[1]
The Adviser has contractually agreed, until April 1, 2019, to defer receipt of advisory fees and/or reimburse expenses of the International Value Fund in order to limit its Net Annual Fund Operating Expenses (exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary items) to 1.40% and 1.65% of the average daily net assets of the Institutional Class and Investor Class, respectively, of the International Value Fund, subject to later reimbursement by the respective classes in certain circumstances (the “Expense Limitation Agreement”).  In general, for a period of up to 36 months from the time of any deferral, reimbursement, or payment pursuant to the above-described contractual expense limitations, the Adviser may recover from each class of the International Value Fund fees deferred and expenses paid to the extent that such repayment would not cause the Net Annual Fund Operating Expenses of each class to exceed the contractual expense limitation amounts set forth above, but any repayment will not include interest. The Advisor’s recovery is limited to the lesser of the expense limitation at the time of the waiver and the time of recapture.  If the Reorganization is not completed, the Adviser is not obligated to defer the receipt of advisory fees and/or reimburse expenses of the International Value Fund after April 1, 2019 and such Fund’s expenses likely would increase after such date, which would adversely affect its returns to stockholders.

Securities and Exchange Commission
December 28, 2017

Comment 2
The staff notes that any recapture of expenses waived must be within three years of the expense waiver, not within three years of the fiscal year end in which the expenses are waived.  Please confirm that any recapture of expenses occurred within three years of the actual expense waiver.  Further, please confirm that any recapture is the lesser of the expense cap at the time of the waiver and the expense cap at the time of recapture.

Response
The Trust confirms that any recapture of expenses occurred within three years of the actual expense waiver.  Further, the Trust confirms that any recapture was the lesser of the expense cap at the time of the waiver and the expense cap at the time of recapture. The Trust has revised disclosure in the footnote to the Fees and Expense table to disclose that fact.  Please see response to Comment 1 above.

Comment 3
It seems that the Transaction Costs are to be incurred after the closing of the transaction to reposition the portfolio.  If that is the case, why are the Transaction Costs disclosed separately for the Target Fund and the Acquiring Fund?  Further, since the Transaction Costs will involve repositioning of the portfolio, please disclose (i) the reason for the repositioning, (ii) the extent of the repositioning and the estimated cost, (iii) the percentage of the Target Fund’s portfolio that will be repositioned, (iv) an estimate of the realized gains or losses from the repositioning, and (v) a statement that the total merger cost does not represent commission from realignment.  Please include such disclosure in the “Costs of Reorganization” bullet on page 27 of the Registration Statement and the Pro Forma Financial Information in the Statement of Additional Information.

Response	The Trust has revised disclosure to note that the Transaction Costs will be incurred by the Combined Fund.

The Trust will replace last bullet on page 27 of the Proxy Statement/Prospectus in the 497 Filing with:

“Costs of Reorganization. The Board considered that the costs and expenses associated with the Reorganization relating to the solicitation of proxies, including preparing, filing, printing, and mailing of the proxy statement and related disclosure documents, and the related legal fees, including the legal fees incurred in connection with the analysis under the Code of the tax treatment of this transaction, as well as the costs associated with the preparation of the tax opinion and obtaining a consent of independent registered public accounting firm will all be borne by the Adviser, and no sales or other charges will be imposed on shareholders in connection with the Reorganization.  The Board also considered that the transaction expenses associated with the Reorganization, which typically includes but is not limited to trade commissions, related fees and taxes, and any foreign exchange spread costs, where applicable (the “Transaction Costs”), are estimated to be $50,000 or less. Such Transaction Costs are expected to include the costs associated with the purchase and sale of securities by the Combined Fund following the Reorganization in order to achieve certain intended repositionings of the Combined Fund’s portfolio.  The purpose of the repositionings will be to dispose of certain positions that are at a low or insignificant value within the Combined Fund and to use the proceeds from such dispositions to increase the holdings that are being retained in the Combined Fund portfolio.  The Acquiring Fund expects that approximately five positions that the Target Fund currently holds will be sold, valued at approximately 14% of the Target Fund’s net assets as of October 31, 2017.  The Combined Fund expects to realize approximately $20 million in losses from such sales if sold on October 31, 2017.  The total Transaction Cost does not represent commission from realignment.”

Securities and Exchange Commission
December 28, 2017

The Trust will replace the last paragraph on page 2 of the Statement of Additional Information in the 497 Filing with:

“The costs and expenses associated with the Reorganization relating to the solicitation of proxies, including preparing, filing, printing, and mailing of the proxy statement and related disclosure documents, and the related legal fees, including the legal fees incurred in connection with the analysis under the Internal Revenue Code of 1986 (the “Code”) of the tax treatment of this transaction, as well as the costs associated with the preparation of the tax opinion and obtaining a consent of independent registered public accounting firm will all be borne by the Adviser, and no sales or other charges will be imposed on shareholders in connection with the Reorganization. It is currently anticipated that none of the International Value Fund’s holdings will be liquidated in advance of the Reorganization, although transactions of portfolio securities in the ordinary course should be expected.

The transaction expenses associated with the Reorganization, which typically includes but is not limited to trade commissions, related fees and taxes, and any foreign exchange spread costs, where applicable (the “Transaction Costs”), are estimated to be $50,000 or less. Such Transaction Costs are expected to include the costs associated with the purchase and sale of securities by the Combined Fund following the Reorganization in order to achieve certain intended repositionings of the Combined Fund’s portfolio.  The purpose of the repositionings will be to dispose of certain positions that are at a low or insignificant value within the Combined Fund and to use the proceeds from such dispositions to increase the holdings that are being retained in the Combined Fund portfolio.  The Acquiring Fund expects that approximately five positions that the Target Fund currently holds will be sold, valued at approximately 14% of the Target Fund’s net assets as of October 31, 2017.  The Combined Fund expects to realize approximately $20 million in losses from such sales if sold on October 31, 2017.  The total Transaction Cost does not represent commission from realignment.”

Comment 4
Please revise the typo on page 2 of the Statement of Additional Information, second full paragraph under Pro Forma Financial Information.  The date referenced should be November 1, 2016, not October 30, 2017.

Response	The Trust will revise the typo in the 497 Filing

Comment 5	Please include disclosure regarding the limitations of the capital loss carryforwards on pages 3 and 4 of the Statement of Additional Information.

Response	The Trust will include the below disclosure regarding the limitations of the capital loss carryforwards:

“Such loss carryforwards (and unrealized losses, if any) of the Target Fund that the Acquiring Fund will succeed to may be subject to certain tax loss limitation rules. Please see “Additional Information about the Reorganization – U.S. Federal Income Tax Consequences of the Reorganization” in the Proxy Statement/Prospectus.”

Comment 6	Please delete footnote (a) to the Capitalization Table.

Response	The Trust will delete footnote (a) to the Capitalization Table in the 497 Filing.

*                *                *

Securities and Exchange Commission
December 28, 2017

Should you have any additional comments or concerns, please do not hesitate to contact me at (416) 777-4727.

Sincerely,

/s/ Steven Grigoriou

Steven Grigoriou